Exhibit 21.1

ALLIANCE FIBER OPTIC PRODUCTS, INC.

List of Significant Subsidiaries

Subsidiary Legal Name	Jurisdiction of Incorporation/Formation
Transian Technology Ltd. Co. (Alliance Fiber Optic
Products Co. Ltd.)	Republic of China

Dong Yuan Optoelectronics Technology Ltd. (Alliance
Fiber Optic Products)	People’s Republic of China